Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Friday, May 20, 2022, Benzinga interviewed Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”). The transcript of the interview is set forth below, and the interview itself can be found at the following link: https://www.youtube.com/watch?v=a0HFuaXVixQ.

BENZINGA INTERVIEW – SPENCER ISRAEL

Spencer Israel, Benzinga

We're talking to, and then Prasad, we are going to have to ask you to hopefully correct us, well hopefully not correct us on your name. Okay, Prasad Gundumogula, which I hope I said that right. He's with Mondee. He's their CEO. His company just announced earnings this morning. They're merging with a SPAC, let's bring them on and talk about what they do and the numbers and I hope I got his name right. Prasad, how are we doing today?

Prasad Gundumogula, CEO of Mondee

Pretty Good. How are you?

Spencer Israel, Benzinga

Did I get your name right?

Prasad Gundumogula, CEO of Mondee

Yes, you're very good.

Spencer Israel, Benzinga

You can you can tell me if I got it wrong. I won't be mad.

Prasad Gundumogula, CEO of Mondee

You're good.

Spencer Israel, Benzinga

Okay. Thank you. Appreciate that. All right. Prasad Gundumogula, as I said CEO of Mondee. You guys just announced earnings this morning quickly, what does Mondee do?

Prasad Gundumogula, CEO of Mondee

So, we are a travel technology company and the modern marketplace and we may have we operate in the B2B and assisted travel sector, which is a $1 trillion market place and we are a we are a leader in sub segment of that market. And our focus now is on the gig travel side of it. And you know, we are a company of 10 years and with a positive EBITDA, very high growth. We have been growing at 43% year over year, in the last five years except COVID years. And our revenues are at 177 million in 2019 with $25 million of EBITDA.

Spencer Israel, Benzinga

Why go public now? Especially via SPAC, there's not many SPACs happening right now. So why do this now as opposed to like two years ago, or even wait two years?

Prasad Gundumogula, CEO of Mondee

It's the time for the business. So we see a lot of opportunities in the market especially with our growth strategies. We have a dual growth engine, one is on the organic side of it. We have been growing very well and inorganic, through M&A acquisitions. And so we see that is a great opportunity for us to buy some good companies, at a very good rate at this market. And, you know, we think that time to market is critical and we wanted to go ahead with that. Public Market is the right vehicle for us to execute our plans and we are proceeding with that.

Spencer Israel, Benzinga

You reported this morning a net loss of $7 million in the first quarter, which was a smaller loss than the same quarter a year ago but give us a timeline on profitability. Because that's all we care about right now on Wall Street is profitability and profitability and profitability. What is your timeline for that?

Prasad Gundumogula, CEO of Mondee

So first thing first, we are a positive EBITDA so net loss is you know, is a function of all the other things below EBITDA, so we have already achieved positive EBITDA on the 22 first quarter.

Spencer Israel, Benzinga

Alright, so that's yeah, I guess I guess that. Okay. So your positive EBITDA, that's good. But in terms of just the bottom line, though?

Prasad Gundumogula, CEO of Mondee

Yeah. So, the bottom line is we are working on it and it comes from a lot of below the EBITDA line, it's operating wise. So, we're already profitable from the EBITDA standpoint, and we continue to grow and we are expecting this year a good growth and good EBITDA, you know, as we have given in our forecast.

Spencer Israel, Benzinga

You mentioned, you know, doing some M&A. Are you at all concerned about valuations right now, it seems like there are massive markdowns not even on Wall Street, but in private markets too. There are just massive markdowns and valuations being lowered, really across the board, especially in tech, does that concern you at all?

Prasad Gundumogula, CEO of Mondee

It doesn't. The valuation which is for our M&A strategy, if the companies are fitting to our status, and our reason and if it's coming for less, I think it's a good news set for us. So, you know, any company that we acquired, put into our platform, we have a long history of doing it, we have acquired 14 companies so far. Since we started the business, and we were able to get 3 to 4x return on the companies. So, we are continuing with that path.

Spencer Israel, Benzinga

Can you explain the business who your customers are and how and how you make money?

Prasad Gundumogula, CEO of Mondee

Yeah, so our customers are, you know, a closed user groups, the B2B travel, you know, like such as travel agencies, business, corporate travelers, the company's in a closed user setup. So the industry is set with a total of $2 trillion market. Half of that, 50% of that is on the online side of it, which is, you know, all [inaduble] by online travel agencies. On the other side of it, is normal archaic systems on the B2B, corporate side of it. So, we operate in the B2B closed user groups side and we are a leader in the sub segment of that market. Our revenue streams are, you know, that we be we get, it's a marketplace. So we have a take rate. So we have a take rate of 5% back in 2019 with all the new technology streams and the revenue streams that we added the take rate is close to 8%. So, it’s a good recovery story and from the from the industry point of view, the industry is growing at a 50% year on year from 21 to 22. But Mondee is growing at 180% year over year and we have nearly tripled our revenue from 21 to 22. And drivers of that revenue streams are the FinTech, the FinTech revenues, and the ancillaries, the market. In addition to our core revenue streams of commissions that we acquire, we get it from the you know, the agent markups as well as our supplier markups.

Spencer Israel, Benzinga

How much money are you raising from this from this deal? And is there is there a plan to raise more?

Prasad Gundumogula, CEO of Mondee

So, we have $220 million in the SPAC that's coming in. And on top of that, we raised $50 million PIPE, all equity at $10, which is unusual in the current market. And recently, we raised that PIPE to $70 million. So, there are two very renowned investors have invested $20 million in our business at a full equity, you know $10 a share.

Spencer Israel, Benzinga

And then I guess just last one here. Does it concern you at all just see the relative weakness of growth technology stocks in the last six to 12 months? I mean, the market is not looked favorably on anything growth. And that seems to be what you are right now, you’re growth company. I know these things move in cycles. So, we were just in a really good cycle and now we're in a really down cycle, but does that concern you at all?

Prasad Gundumogula, CEO of Mondee

Historically we are a growth company and a value company. Right?

Spencer Israel, Benzinga

How's that possible?

Prasad Gundumogula, CEO of Mondee

So we are growing at 43 percent organically year over year and 63% with the acquisitions and we are profitable.

So it is it is the numbers are saying that it's $46 million EBITDA in 2019. And we are back to positive EBITDA this year. So, in that aspect we are a growth and a value company.

Spencer Israel, Benzinga

Yeah. Alright.

Prasad Gundumogula, CEO of Mondee

I mean the market goes in different directions. But I think we have a very solid revenue streams and the profitable business. And I think, you know, it's, you know, maybe, very positive things.

Spencer Israel, Benzinga

I'm imagining that the coming out of COVID served as a big catalyst for you, but I'm trying to think about what the next catalyst for you is. Now that we've already kind of come out of that we are we are reopened more or less everywhere with the exception of China obviously. What is the next, you know, tailwind for you?

Prasad Gundumogula, CEO of Mondee

The macro trends in the travel is very increasing, which means that not only the recovery, the way that the gig economy and gig travel coming in into the overall industries. They are the travelers such as the millennials and the generation Z are setting the pace for the industry, and they don't have a platform. I think having us giving that platform and with the recovery in play, that's huge tailwinds for us for the future.

Spencer Israel, Benzinga

All right, Prasad Gundumogula is the CEO of Mondee. It's the merger partner with the ticker ITHX that’s the SPAC that will convert. Prasad, thank you for joining us today.

Prasad Gundumogula, CEO of Mondee

Thank you so much. Bye now.

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, and that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

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